Kalos Capital, Inc.

Supplementary Information
December 31, 2015

Computation of net capital:

Stockholders' equity, December 31, 2015	$	2,018,626
Less other allowable credits		-
Less non-allowable assets		(1,244,424)
Net capital	**$**	**774,202**

Reconciliation of net capital under Rule 15c3-1:

Net capital, Form X-17A-5, Part IIA	$	773,776
Audited financial statement adjustments		426
Net capital per above computation	**$**	**774,202**

Reconciliation of stockholders' equity:

Stockholder's equity, Form X-17A-5 Part IIA	$	2,018,626
Rounding		-
Stockholders' equity per audited financial statements	**$**	**2,018,626**

Computation of aggregate indebtedness as defined under Rule 15c3-1:

Accrued commissions	$	3,042,742
Accounts payable and accrued expenses		108,343
Total aggregate indebtedness	**$**	**3,151,085**
Ratio of aggregate indebtedness to net capital		**4.07 to 1**